UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of December 2025

Commission File Number:  001-10691

DIAGEO plc
(Translation of registrant’s name into English)

16 Great Marlborough Street, London, United Kingdom, W1F 7HS
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   X                                                                  Form 40-F

List identifying information required to be furnished
by Diageo plc pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act 1934
(1 – 31 December 2025)

Information Public Announcements/Press	Required by/when The Stock Exchange, London

Announcement Total Voting Rights 01 December 2025	Announcement Director Declaration 08 December 2025
Announcement Director/PDMR Shareholding 10 December 2025	Announcement Director/PDMR Shareholding 11 December 2025
Announcement Director/PDMR Shareholding 17 December 2025	Announcement Director/PDMR Shareholding 17 December 2025
Announcement Director/PDMR Shareholding 19 December 2025

Diageo PLC – Total Voting Rights
Dated 01 December 2025

Diageo plc
LEI: 213800ZVIELEA55JMJ32

Total Voting Rights and Capital

In conformity with Paragraph 5.6.1R of the Disclosure Guidelines and Transparency Rules and Article 15 of the Transparency Directive, Diageo plc (the "Company") would like to notify the market of the following:

The Company's issued capital as at 30 November 2025 consisted of 2,432,425,480 Ordinary Shares of 28 101/108 pence each ("Ordinary Shares"), with voting rights. 206,012,972 Ordinary Shares were held in Treasury, in respect of which, voting rights were not exercised.

Therefore, the total number of voting rights in the Company was 2,226,412,580 and this figure may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FCA's Disclosure Guidelines and Transparency Rules.

James Edmunds
Deputy Company Secretary

1 December 2025

Diageo PLC – Director Declaration
Dated 08 December 2025

Diageo plc
LEI: 213800ZVIELEA55JMJ32

Director Declaration

Diageo plc (the "Company") announces that Melissa Bethell, non-executive director of the Company, is a non-executive director of another company that has today become a publicly quoted company.

Melissa Bethell was appointed as non-executive director of The Magnum Ice Cream Company N.V. ("TMICC") on 29 September 2025. TMICC has today announced its admission to trading on each of Euronext Amsterdam, the London Stock Exchange's main market and the New York Stock Exchange.

Melissa Bethell will assume the role of Chair of the Remuneration Committee and will also serve on the Audit Committee of TMICC, effective from 8 December 2025.

This notification has been made in accordance with UK Listing Rule 6.4.9R (2).

James Edmunds
Deputy Company Secretary

8 December 2025

Diageo PLC – Director/PDMR Shareholding
Dated 10 December 2025

Diageo plc
LEI: 213800ZVIELEA55JMJ32

Director/PDMR Shareholding

On 10 December 2025, Sir John Manzoni purchased shares under an arrangement with the Company.

The notification below, which has been made in accordance with the requirement of the UK Market Abuse Regulation, provides further details.

James Edmunds
Deputy Company Secretary

10 December 2025

Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them

1.	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Sir John Manzoni
2.	Reason for the notification
a)	Position / status	Chair
b)	Initial notification / amendment	Initial notification
3.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Diageo plc
b)	LEI	213800ZVIELEA55JMJ32
4.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument Identification code	Ordinary shares of 28 101/108 pence GB0002374006
b)	Nature of the transaction	Share purchase under an arrangement with the Company
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£16.00	410
d)	Aggregated information - Aggregated volume - Price	N/A
e)	Date of transaction	2025-12-10
f)	Place of transaction	London Stock Exchange (XLON)

Diageo PLC – Director/PDMR Shareholding
Dated 11 December 2025

Diageo plc
LEI: 213800ZVIELEA55JMJ32

Director/PDMR Shareholding

On 10 December 2025, the following transactions took place in relation to the Diageo 2001 Share Incentive Plan:

1.   purchase of partnership shares using deductions from salary; and
2.   award of one matching share for every two partnership shares purchased.

The notifications below, which have been made in accordance with the requirement of the UK Market Abuse Regulation, provide further details.

James Edmunds
Deputy Company Secretary

11 December 2025

Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them

1.	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Nik Jhangiani
2.	Reason for the notification
a)	Position / status	Interim Chief Executive Officer
b)	Initial notification / amendment	Initial notification
3.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Diageo plc
b)	LEI	213800ZVIELEA55JMJ32
4.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument Identification code	Ordinary shares of 28 101/108 pence GB0002374006
b)	Nature of the transaction	1. Purchase of partnership shares under the Diageo 2001 Share Incentive Plan 2. Award of matching shares under the Diageo 2001 Share Incentive Plan
c)	Price(s) and volume(s)		Price(s)	Volume(s)
		1.	£16.04	9
		2.	Nil	4
d)	Aggregated information - Aggregated volume - Price	N/A
e)	Date of transaction	2025-12-10
f)	Place of transaction	1. London Stock Exchange (XLON) 2. Outside a trading venue

1.	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Ewan Andrew
2.	Reason for the notification
a)	Position / status	Member of the Executive Committee
b)	Initial notification / amendment	Initial notification
3.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Diageo plc
b)	LEI	213800ZVIELEA55JMJ32
4.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument Identification code	Ordinary shares of 28 101/108 pence GB0002374006
b)	Nature of the transaction	1. Purchase of partnership shares under the Diageo 2001 Share Incentive Plan 2. Award of matching shares under the Diageo 2001 Share Incentive Plan
c)	Price(s) and volume(s)		Price(s)	Volume(s)
		1.	£16.04	10
		2.	Nil	5
d)	Aggregated information - Aggregated volume - Price	N/A
e)	Date of transaction	2025-12-10
f)	Place of transaction	1. London Stock Exchange (XLON) 2. Outside a trading venue

1.	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Daniel Mobley
2.	Reason for the notification
a)	Position / status	Member of the Executive Committee
b)	Initial notification / amendment	Initial notification
3.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Diageo plc
b)	LEI	213800ZVIELEA55JMJ32
4.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument Identification code	Ordinary shares of 28 101/108 pence GB0002374006
b)	Nature of the transaction	1. Purchase of partnership shares under the Diageo 2001 Share Incentive Plan 2. Award of matching shares under the Diageo 2001 Share Incentive Plan
c)	Price(s) and volume(s)		Price(s)	Volume(s)
		1.	£16.04	10
		2.	Nil	5
d)	Aggregated information - Aggregated volume - Price	N/A
e)	Date of transaction	2025-12-10
f)	Place of transaction	1. London Stock Exchange (XLON) 2. Outside a trading venue

1.	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Dayalan Nayager
2.	Reason for the notification
a)	Position / status	Member of the Executive Committee
b)	Initial notification / amendment	Initial notification
3.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Diageo plc
b)	LEI	213800ZVIELEA55JMJ32
4.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument Identification code	Ordinary shares of 28 101/108 pence GB0002374006
b)	Nature of the transaction	1. Purchase of partnership shares under the Diageo 2001 Share Incentive Plan 2. Award of matching shares under the Diageo 2001 Share Incentive Plan
c)	Price(s) and volume(s)		Price(s)	Volume(s)
		1.	£16.04	10
		2.	Nil	5
d)	Aggregated information - Aggregated volume - Price	N/A
e)	Date of transaction	2025-12-10
f)	Place of transaction	1. London Stock Exchange (XLON) 2. Outside a trading venue

1.	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Louise Prashad
2.	Reason for the notification
a)	Position / status	Member of the Executive Committee
b)	Initial notification / amendment	Initial notification
3.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Diageo plc
b)	LEI	213800ZVIELEA55JMJ32
4.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument Identification code	Ordinary shares of 28 101/108 pence GB0002374006
b)	Nature of the transaction	1. Purchase of partnership shares under the Diageo 2001 Share Incentive Plan 2. Award of matching shares under the Diageo 2001 Share Incentive Plan
c)	Price(s) and volume(s)		Price(s)	Volume(s)
		1.	£16.04	9
		2.	Nil	4
d)	Aggregated information - Aggregated volume - Price	N/A
e)	Date of transaction	2025-12-10
f)	Place of transaction	1. London Stock Exchange (XLON) 2. Outside a trading venue

1.	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Randall Ingber
2.	Reason for the notification
a)	Position / status	Member of the Executive Committee
b)	Initial notification / amendment	Initial notification
3.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Diageo plc
b)	LEI	213800ZVIELEA55JMJ32
4.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument Identification code	Ordinary shares of 28 101/108 pence GB0002374006
b)	Nature of the transaction	1. Purchase of partnership shares under the Diageo 2001 Share Incentive Plan 2. Award of matching shares under the Diageo 2001 Share Incentive Plan
c)	Price(s) and volume(s)		Price(s)	Volume(s)
		1.	£16.04	9
		2.	Nil	4
d)	Aggregated information - Aggregated volume - Price	N/A
e)	Date of transaction	2025-12-10
f)	Place of transaction	1. London Stock Exchange (XLON) 2. Outside a trading venue

Diageo PLC – Director/PDMR Shareholding
Dated 17 December 2025

Diageo plc
LEI: 213800ZVIELEA55JMJ32

Director/PDMR Shareholding

PDMRs who participate in a Dividend Reinvestment Plan received Ordinary Shares in respect of the final dividend paid on 4 December 2025.

The notifications below, which have been made in accordance with the requirement of the UK Market Abuse Regulation, provide further details.

James Edmunds
Deputy Company Secretary

17 December 2025

Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them

1.	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	John O'Keeffe
2.	Reason for the notification
a)	Position / status	Member of the Executive Committee
b)	Initial notification / amendment	Initial notification
3.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Diageo plc
b)	LEI	213800ZVIELEA55JMJ32
4.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument Identification code	Ordinary shares of 28 101/108 pence GB0002374006
b)	Nature of the transaction	Ordinary Shares received under a Dividend Reinvestment Plan in respect of the final dividend paid on 4 December 2025.
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£16.31	0.74633
d)	Aggregated information - Aggregated volume - Price	N/A
e)	Date of transaction	2025-12-04
f)	Place of transaction	London Stock Exchange (XLON)

1.	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Hina Nagarajan
2.	Reason for the notification
a)	Position / status	Member of the Executive Committee
b)	Initial notification / amendment	Initial notification
3.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Diageo plc
b)	LEI	213800ZVIELEA55JMJ32
4.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument Identification code	Ordinary shares of 28 101/108 pence GB0002374006
b)	Nature of the transaction	Ordinary Shares received under a Dividend Reinvestment Plan in respect of the final dividend paid on 4 December 2025.
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£16.31	835.19479
d)	Aggregated information - Aggregated volume - Price	N/A
e)	Date of transaction	2025-12-04
f)	Place of transaction	London Stock Exchange (XLON)

1.	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Dan Mobley
2.	Reason for the notification
a)	Position / status	Member of the Executive Committee
b)	Initial notification / amendment	Initial notification
3.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Diageo plc
b)	LEI	213800ZVIELEA55JMJ32
4.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument Identification code	Ordinary shares of 28 101/108 pence GB0002374006
b)	Nature of the transaction	Ordinary Shares received under a Dividend Reinvestment Plan in respect of the final dividend paid on 4 December 2025.
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£16.31	52
d)	Aggregated information - Aggregated volume - Price	N/A
e)	Date of transaction	2025-12-04
f)	Place of transaction	London Stock Exchange (XLON)

1.	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Cristina Diezhandino
2.	Reason for the notification
a)	Position / status	Member of the Executive Committee
b)	Initial notification / amendment	Initial notification
3.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Diageo plc
b)	LEI	213800ZVIELEA55JMJ32
4.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument Identification code	Ordinary shares of 28 101/108 pence GB0002374006
b)	Nature of the transaction	Ordinary Shares received under a Dividend Reinvestment Plan in respect of the final dividend paid on 4 December 2025.
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£16.31	2130.05465
d)	Aggregated information - Aggregated volume - Price	N/A
e)	Date of transaction	2025-12-04
f)	Place of transaction	London Stock Exchange (XLON)

Diageo PLC – Director/PDMR Shareholding
Dated 17 December 2025

Diageo plc
LEI: 213800ZVIELEA55JMJ32

Director/PDMR Shareholding

PDMRs who participate in a Dividend Reinvestment Plan received American Depositary Shares in respect of the final dividend paid on 4 December 2025.

The notifications below, which have been made in accordance with the requirement of the UK Market Abuse Regulation, provide further details.

James Edmunds
Deputy Company Secretary

17 December 2025

Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them

1.	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Sobhana Grimes
2.	Reason for the notification
a)	Position / status	Member of the Executive Committee
b)	Initial notification / amendment	Initial notification
3.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Diageo plc
b)	LEI	213800ZVIELEA55JMJ32
4.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument Identification code	American Depositary Shares US25243Q2057
b)	Nature of the transaction	American Depositary Shares received under a Dividend Reinvestment Plan in respect of the final dividend paid on 4 December 2025.
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		$88.38	0.09695
d)	Aggregated information - Aggregated volume - Price	N/A
e)	Date of transaction	2025-12-04
f)	Place of transaction	London Stock Exchange (XLON)

1.	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Alvaro Andres Cardenas
2.	Reason for the notification
a)	Position / status	Member of the Executive Committee
b)	Initial notification / amendment	Initial notification
3.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Diageo plc
b)	LEI	213800ZVIELEA55JMJ32
4.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument Identification code	American Depositary Shares US25243Q2057
b)	Nature of the transaction	American Depositary Shares received under a Dividend Reinvestment Plan in respect of the final dividend paid on 4 December 2025.
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		$88.38	0.12538
d)	Aggregated information - Aggregated volume - Price	N/A
e)	Date of transaction	2025-12-04
f)	Place of transaction	London Stock Exchange (XLON)

Diageo PLC – Director/PDMR Shareholding
Dated 19 December 2025

Diageo plc
LEI: 213800ZVIELEA55JMJ32

Director/PDMR Shareholding

On 17 December 2025, the following transactions took place in relation to the One World Share Incentive Plan.

1.   purchase of partnership shares using deductions from salary; and
2.   award of 50% matching shares for every partnership share purchased.

The notifications below, which have been made in accordance with the requirement of the UK Market Abuse Regulation, provide further details.

James Edmunds
Deputy Company Secretary

19 December 2025

1.	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Sally Grimes
2.	Reason for the notification
a)	Position / status	Member of the Executive Committee
b)	Initial notification / amendment	Initial notification
3.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Diageo plc
b)	LEI	213800ZVIELEA55JMJ32
4.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument Identification code	American Depositary Shares US25243Q2057
b)	Nature of the transaction	1. Purchase of partnership shares under the One World Share Incentive Plan. 2. Award of matching shares under the One World Share Incentive Plan.
c)	Price(s) and volume(s)		Price(s)	Volume(s)
		1.	$90.18	1.11
		2.	Nil	0.55
d)	Aggregated information - Aggregated volume - Price	N/A
e)	Date of transaction	2025-12-17
f)	Place of transaction	1. New York Stock Exchange (XNYS) 2. Outside a trading venue

1.	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	John O'Keeffe
2.	Reason for the notification
a)	Position / status	Member of the Executive Committee
b)	Initial notification / amendment	Initial notification
3.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Diageo plc
b)	LEI	213800ZVIELEA55JMJ32
4.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument Identification code	Ordinary shares of 28 101/108 pence GB0002374006
b)	Nature of the transaction	1. Purchase of partnership shares under the One World Share Incentive Plan. 2. Award of matching shares under the One World Share Incentive Plan.
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£16.94	8.63
		Nil	4.31
d)	Aggregated information - Aggregated volume - Price	N/A
e)	Date of transaction	2025-12-17
f)	Place of transaction	1. London Stock Exchange (XLON) 2. Outside a trading venue

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Diageo plc
(Registrant)

Date: 02 January 2026

By:___/s/ James Edmunds

James Edmunds
Deputy Company Secretary